UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-28312

A.                                   Full title of the plan and the address of the plan, if

different from that of the

issuer named below:

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

B.                                     Name of issuer of the securities held pursuant to the

plan and the address of its

principal executive office:

First Federal Bancshares of Arkansas, Inc.

1401 Highway 62-65 North

Harrison, Arkansas  72601

Financial Statements and Exhibits

(a)                                  Financial Statements for the years ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm.

(b)                                 Exhibit

(23)    Consent of Independent Registered Public Accounting Firm (following financial statements).

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

First Federal Bancshares of Arkansas, Inc. Employees’ Savings and Profit Sharing Plan

Harrison, Arkansas

We have audited the accompanying statements of net assets available for benefits of First Federal Bancshares of Arkansas, Inc. Employees’ Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic 2007 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Little Rock, Arkansas
June 26, 2009

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

INVESTMENTS — Fair value:
First Federal Bancshares of Arkansas, Inc. Stock	$4,746,543	$8,675,462
Collective trust funds	1,459,819	1,308,702
Cash and cash equivalents	5,202	2,914
Participant loans	56,787	13,958

NET ASSETS AVAILABLE FOR BENEFITS	$6,268,351	$10,001,036

See notes to financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

ADDITIONS:
Contributions:
Employee contributions	$462,367	$459,630
Employer contributions	302,520	309,000

Total contributions	764,887	768,630

Interest and dividends	395,851	398,775

Total additions	1,160,738	1,167,405

DEDUCTIONS:
Net depreciation in fair value of investments	4,466,780	6,301,945
Benefits paid to participants	413,275	981,677
Administrative expenses	13,368	450

Total deductions	4,893,423	7,284,072

DECREASE IN NET ASSETS	(3,732,685)	(6,116,667)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,001,036	16,117,703

End of year	$6,268,351	$10,001,036

See notes to financial statements.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.                      DESCRIPTION OF THE PLAN

The following description of the First Federal Bancshares of Arkansas, Inc. Employees’ Savings & Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan adopted effective June 1, 2006 covering all eligible employees of First Federal Bancshares of Arkansas, Inc. (the “Company”). Employees who have attained the age of 21 and have completed 12 consecutive months of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company also maintained a qualified Employee Stock Ownership Plan (ESOP). The Company merged the ESOP into the Plan effective June 1, 2006. Participant accounts under the ESOP are maintained as a separate source (“ESOP source”) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.

Plan Administration — The Plan is administered by the Company. Indiana Bank & Trust Company (formerly known as HomeFederal Bank) serves as trustee for the Plan.

Contributions — Each year, participants may contribute up to 75% of their pretax annual compensation (“Plan Salary”), as defined by the Plan, subject to certain Internal Revenue Code (IRC) limitations. Employee contributions are on a pretax basis and are withheld from participants’ compensation. During the years ended December 31, 2008 and 2007, the Company contributed 100% of elective contributions not to exceed 3% of Plan Salary plus 50% of elective contributions that exceed 3% of Plan Salary but do not exceed 5% of Plan Salary. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional discretionary contributions were made for the years ended December 31, 2008 or 2007. Participants may also contribute amounts representing distributions from other qualified plans.  Effective February 16, 2009, the Company suspended its matching contribution.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s safe harbor contributions, and allocations of Company discretionary contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The ESOP source is credited with an allocation of the Company’s contribution, if any; eligible forfeitures of terminated participants’ nonvested accounts; and earnings on ESOP source assets. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Vesting — Participants are vested immediately in their contributions and the Company’s safe harbor contribution plus actual earnings thereon. Vesting of the ESOP source is based upon years of service. A participant becomes fully vested in the ESOP source after five years of credited service. Contributions made to the ESOP source after 2006 become fully vested after three years of credited service.

Benefits and Forfeitures — Upon a participant’s attainment of normal retirement age, disability, or death, the employee’s account is fully vested and distributed to the participant or the designated beneficiary. Under the terms of the Plan, the methods of distribution upon retirement or termination of service will be either a lump-sum payment or periodic installments spread over a period not to exceed the life expectancy of the participant and his or her spouse.

Participants with vested ESOP stock may elect to receive a distribution of cash dividends on their ESOP stock or have the dividends paid to the ESOP source of the Plan and reinvested in Company stock. Participants may change their election with respect to dividends annually.

ESOP source amounts forfeited are utilized first to restore accounts of employees rehired before they have a five-year break in service (defined as five consecutive years with no hours of service), with the remaining balance allocated to participant accounts with ESOP source balances. At December 31, 2008 and 2007, forfeited nonvested ESOP balances totaled approximately $8,000 and $15,000, respectively.  During the years ended December 31, 2008 and 2007, forfeitures of approximately $6,800 and $74,000 were allocated to participant accounts.

Loans to Participants — Loans to participants are permitted under the provisions of the Plan and may range from a minimum of $1,000 to a maximum of the lesser of $50,000 or 50% of the individual’s vested account balance, excluding the ESOP source.

Diversification — As the result of a change in federal tax law, beginning March 5, 2007, Plan participants have the right to diversify any or all of their ESOP shares into any available funds under the Plan.

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investments — Investments in the Company’s common stock and common collective trust funds are presented at fair value, which is determined to be the quoted market price for the Company’s stock and the net asset value for the common collective trust funds. The net asset value is estimated based on the market value of the underlying securities. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Unit Values — Individual participant accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have a beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from this fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document. During 2008 and 2007, fees for trustee services, administration of the Plan, attorneys, and accountants were paid by the Company. The Company may continue to pay these fees in the future if it so chooses; otherwise, these fees will be paid by the Plan.

Payment of Benefits — Benefits are recorded when paid.

Recent Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures regarding fair value measurements. The statement applies whenever other standards require or permit that assets or liabilities be measured at fair value. The statement does not require new fair value measurements, but rather provides a definition and framework for measuring fair value, which will result in greater consistency and comparability among financial statements prepared under accounting principles generally accepted in the United States of America. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted SFAS No. 157 effective January 1, 2008 for financial assets and liabilities which adoption did not have a material effect on the financial statements of the Plan but enhanced the level of disclosure for assets and liabilities for which fair value disclosures are required.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Plan adopted this statement effective January 1, 2008. The Plan’s current eligible financial assets and liabilities are already recorded at fair value; therefore this statement had no effect on the Plan upon adoption.

3.                     FAIR VALUE MEASUREMENTS

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total

First Federal Bancshares of Arkansas, Inc. stock	$4,746,543	$—	$—	$4,746,543
Collective trust funds		1,459,819	—	1,459,819
Cash and cash equivalents	5,202		—	5,202
Participant loans	—	—	56,787	56,787

	$4,751,745	$1,459,819	$56,787	$6,268,351

4.                      INVESTMENTS

Participants may direct how their accounts are to be invested in the funds offered by the Plan. They may change these fund selections and transfer amounts between funds at any time. The Plan permits participants to change their contribution percentage elections at any time with the change effective in the following pay period.

The market values of investments that represent more than 5% of the Plan’s net assets as of December 31, 2008 and 2007, are as follows:

	2008	2007

First Federal Bancshares of Arkansas, Inc. Stock:
Participant directed, 626,193 and 615,281 shares at December 31, 2008 and 2007, respectively	$4,746,543	$8,675,462
Common Collective Trust Funds	1,459,819	1,308,702

	$6,206,362	$9,984,164

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

First Federal Bancshares of Arkansas, Inc. Stock	$(4,018,017)	$(6,337,296)
Common Collective Trust Funds	(448,763)	35,351

	$(4,466,780)	$(6,301,945)

5.                    EXEMPT PARTY-IN-INTEREST

At December 31, 2008, the Plan held 626,193 shares of common stock of First Federal Bancshares of Arkansas, Inc., the sponsoring employer, with a cost basis of $3.7 million. For the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $394,000 and $398,000, respectively.

6.                   PLAN TERMINATION

Although it has not expressed intention to do so, the Company has the right under the Plan to make amendments to the Plan, to discontinue its contribution terms at any time, and to terminate the Plan subject to the provisions set forth in ERISA. If the Plan was terminated, the amount credited to each participant’s account would become fully vested.

7.                   FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Pentegra Services, Inc. (“Pentegra”). Pentegra received an opinion letter from the Internal Revenue Service (IRS), dated March 7, 2002, which states the prototype document satisfies the applicable provisions of the Internal Revenue Code (IRC). The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

******

SUPPLEMENTAL SCHEDULE

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

		Fair
Description of Investment		Value

*	First Federal Bancshares of Arkansas, Inc. stock, 626,193 shares	$4,746,543

	Common Collective Trust Funds:
	State Street Short Term Investment Fund	64,044
	State Street Aggregate Bond Fund	3,152
	State Street Long Treasury Index Fund	71,763
	State Street Growth Fund	397,020
	State Street Growth & Income Fund	293,320
	State Street Income Plus Fund	81,345
	State Street International Fund	63,402
	State Street NASDAQ 100 Fund	66,533
	State Street Retirement 2015	25,874
	State Street Retirement 2025	2,989
	State Street Retirement 2035	23,374
	State Street Retirement 2045	7,615
	State Street Russell 2000 Stock Fund	58,434
	State Street S&P 500 Stock Fund	49,123
	State Street S&P 500 Growth Stock Fund	59,219
	State Street S&P 500 Value Stock Fund	25,333
	State Street S&P Midcap Fund	80,849
	Pentegra Stable Value Fund	50,954
	State Street U.S. Real Estate Securities Fund	35,476

		1,459,819

	Money market account	5,202

*	Loans to participants (interest rates ranging from 5.50% to 9.25% and maturities from 2009 through 2014)	56,787

	TOTAL INVESTMENTS	$6,268,351

*   Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Regulation
S-K Exhibit
Number	Document

23.0	Consent of Independent Registered Public Accounting Firm
(a) Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto.

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
Name of Plan

/s/ Larry J. Brandt	June 26, 2009
Larry J. Brandt
President and Chief Executive Officer

/s/ Sherri R. Billings	June 26, 2009
Sherri R. Billings
Executive Vice President and Chief
Financial and Accounting Officer